May 25, 2005

**GENERAL TAXABLE MONEY MARKET FUNDS**

**Supplement to Prospectus**
**dated April 1, 2005**

**The following information supersedes and replaces any contrary information contained in the section of the Prospectus entitled "Account Policies-Buying Shares":**

*Applicable to the taxable General Money Market Funds only:*

If an order in proper form is made prior to 3:00 p.m. for General Treasury Prime Money Market Fund, or prior to 5:00 p.m. for the other taxable money market funds, and Federal Funds are received by 6:00 p.m., the shares will be purchased at the NAV determined at 5:00 p.m. and will receive the dividend declared that day. If such an order is placed between 3:00 p.m. and 5:00 p.m. for General Treasury Prime Money Market Fund, the order will not be accepted and executed, and notice of the purchase order being rejected will be given to the institution placing the order, and any funds received will be returned promptly to the sending institution. If such an order is made after 5:00 p.m., but prior to 8:00 p.m., and Federal Funds are received by 11:00 a.m. the next business day, the shares will be purchased at the NAV determined at 8:00 p.m. and will begin to accrue dividends on the next business day.

All times are Eastern time.

May 25, 2005

# GENERAL TAXABLE MONEY MARKET FUNDS

## Supplement to Prospectus
## dated April 1, 2005

**The following information supersedes and replaces any contrary information contained in the section of the Prospectus entitled "Account Policies-Buying Shares":**

*Applicable to the taxable General Money Market Fund(s) only:*

If an order in proper form is made prior to 5:00 p.m., and Federal Funds are received by 6:00 p.m., the shares will be purchased at the NAV determined at 5:00 p.m. and will receive the dividend declared that day. If such an order is made after 5:00 p.m., but prior to 8:00 p.m., and Federal Funds are received by 11:00 a.m. the next business day, the shares will be purchased at the NAV determined at 8:00 p.m. and will begin to accrue dividends on the next business day.

All times are Eastern time.

May 25, 2005

**GENERAL GOVERNMENT SECURITIES MONEY MARKET FUND**
**GENERAL MONEY MARKET FUND, INC.**
**GENERAL TREASURY PRIME MONEY MARKET FUND**
**Class A and B Shares**

**Supplement to Statement of Additional Information**
**dated April 1, 2005**

       **The following information supersedes and replaces any contrary information contained in the section of the Statement of Additional Information entitled "How to Buy Shares":**

**General Government Securities Money Market Fund, General Money Market Fund and General Treasury Prime Money Market Fund--**An order placed with the Distributor or its designee in New York will become effective at the price determined at 5:00 p.m., Eastern time, and the shares purchased will receive the dividend on Fund shares declared on that day, if the order is placed in proper form with the Distributor or its designee prior to 3:00 p.m., Eastern time, for the Treasury Money Fund, and prior to 5:00 p.m., Eastern time, for the Government Money Fund or Money Fund, and Federal Funds are received by 6:00 p.m., Eastern time, on that day.  An order placed between 3:00 p.m. and 5:00 p.m., Eastern time, for the Treasury Money Fund, will not be accepted and executed, and notice of the purchase order being rejected will be given to the institution placing the order, and any funds received will be returned promptly to the sending institution.  An order placed in proper form with the Distributor or its designee in New York after 5:00 p.m., Eastern time, but prior to 8:00 p.m., Eastern time, on a given day will become effective at the price determined at 8:00 p.m., Eastern times, on that day, and the shares purchased will begin to accrue dividends on the next business day, if Federal Funds are received by 11:00 a.m., Eastern time, on the next business day.

**GENERAL MONEY MARKET FUND, INC.**
**Class X Shares**

**Supplement to Statement of Additional Information**
**dated April 1, 2005**

**The following information supersedes and replaces any contrary information contained in the section of the Statement of Additional Information entitled "How to Buy Shares":**

An order placed with the Distributor or its designee in New York will become effective at the price determined at 5:00 p.m., Eastern time, and the shares purchased will receive the dividend on Fund shares declared on that day, if the order is placed in proper form with the Distributor or its designee prior to 5:00 p.m., Eastern time, and Federal Funds are received by 6:00 p.m., Eastern time, on that day. An order placed in proper form with the Distributor or its designee in New York after 5:00 p.m., Eastern time, but prior to 8:00 p.m., Eastern time, on a given day will become effective at the price determined at 8:00 p.m., Eastern times, on that day, and the shares purchased will begin to accrue dividends on the next business day, if Federal Funds are received by 11:00 a.m., Eastern time, on the next business day.